Organization Indirect Owners

Organization CRD Number: 2525   **Organization Name: DEUTSCHE BANK SECURITIES INC.**

Organization SEC Number: 8-17822   **Applicant Name: DEUTSCHE BANK SECURITIES INC.**

View IA Record

Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
DEUTSCHE BANK AG	Foreign Entity	DB USA CORPORATION	SHAREHOLDER	05/1999	75% or more	Y	Y	13-2944988
DB USA CORPORATION	Domestic Entity	DB U.S. FINANCIAL MARKETS HOLDING CORPORATION	SHAREHOLDER	09/2000	75% or more	Y	N	13-4060471